Exhibit EX-21

Subsidiaries of Registrant

Subsidiary	State of Organization
Historic Discoveries, Inc.	Pennsylvania

Artifact Recovery & Conservation Inc.	Pennsylvania
(subsidiary of Historic Discoveries, Inc.)

Sea Research Inc.	Oklahoma
(subsidiary of Historic Discoveries, Inc.)

Sea Quest, Inc.	Oklahoma
(subsidiary of Sea Research, Inc.)

Sovereign Exploration Associates International	Pennsylvania
of Spain, Inc.

Lavelle Holdings, Inc.	Nevada

LeChameau Explorations Limited	Nova Scotia